Exhibit 21

List of Subsidiaries	Jurisdiction of Incorporation or Organization

Isolagen Technologies, Inc. (1)	Delaware
Isolagen Europe Limited (2)	United Kingdom
Isolagen Australia Pty Limited (2)	Australia
Isolagen International S.A. (2)	Switzerland
Agera Laboratories, Inc. (3)	Delaware

(1)	Wholly owned subsidiary of Isolagen, Inc.
(2)	Wholly owned subsidiary of Isolagen Technologies, Inc.
(3)	Isolagen, Inc. owns 57% of the outstanding common shares of Agera Laboratories, Inc.